Exhibit 4.1
AMENDMENT TO COMMON STOCK PURCHASE WARRANT 2008-1
     This AMENDMENT TO COMMON STOCK PURCHASE WARRANT 2008-1, dated as of May 18, 2010 (this “Amendment”), among Dendreon Corporation, a Delaware corporation (the “Company”) and Capital Ventures International (the “Holder”), amends the Warrant to purchase 8,000,000 shares of Common Stock, dated April 8, 2008, of Dendreon Corporation (the “Warrant”).
     WHEREAS, the Company and the Holder desire to amend the Warrant to reduce the Exercise Price, all subject to the terms, conditions and limitations set forth herein;
     NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, the parties hereby agree as follows (with capitalized terms used herein and not otherwise defined having the meanings ascribed to such terms in the Warrant).
     1. Amendment. The Company and the Holder agree that in connection with and conditioned upon the exercise of the Warrant by the Holder pursuant to the duly completed Exercise Notice of the Holder attached as Exhibit A, the Warrant is hereby amended to provide for an Exercise Price of $8.92. Upon the payment of the aggregate Exercise Price of $71,360,000 by wire transfer, the Holder shall be issued 8,000,000 shares of the Company’s Common Stock through DTC in accordance with the terms of the Warrant.
     2. Representations, Warranties and Covenants. The Company represents and warrants to the Holder as follows:
          (a) The Registration Statement is currently effective and the issuance of the Warrant Shares is being made pursuant to the Registration Statement.
          (b) No event or circumstance has occurred or information exists with respect to the Company or any of its subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure on or before the date hereof, but which has not been so publicly disclosed, or in the reasonable opinion of the Company, based upon facts currently known by the Company, is likely to require public disclosure within 30 days of the date hereof.
          (c) The Company shall, on or before 8:30 a.m., New York City Time, on the first Business Day after the date of this Agreement, issue a press release or a Current Report on Form 8-K disclosing all material terms of the transactions contemplated hereby (the “Public Disclosure”). From and after the Public Disclosure, to the knowledge of the Company, the Holder shall not be in possession of any material, nonpublic information about the Company received from the Company, any of its subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the Public Disclosure. The Company shall not disclose the name of the Holder in any filing, announcement, release or otherwise, unless such disclosure is required by law or regulation.

     3. Miscellaneous.
          (a) Except as specifically amended hereby, all of the terms and provisions of the Warrants shall remain in full force and effect.
          (b) This Amendment may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all counterparts shall together constitute one instrument.
          (c) This Amendment shall be governed by the laws of the State of New York and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.
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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

COMPANY: DENDREON CORPORATION
By:	/s/ Richard F. Hamm, Jr.
R. Hamm, SVP & GC

HOLDER: CAPITAL VENTURES INTERNATIONAL
By:	Heights Capital Management, its authorized agent
By:	/s/ Martin Kobinger
Martin Kobinger